Exhibit 4.1

THIS CONVERTIBLE PROMISSORY NOTE (THIS “NOTE”) AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), APPLICABLE STATE LAW, OR APPLICABLE LAWS OF ANY FOREIGN JURISDICTION, AND MAY NOT BE SOLD, OFFERED FOR SALE, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE OR FOREIGN SECURITIES LAWS COVERING ANY SUCH TRANSACTION OR (B) SUCH TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE OR FOREIGN SECURITIES LAWS COVERING SUCH TRANSACTION.

CONVERTIBLE PROMISSORY NOTE

Principal Amount: US$250,000.00	January 17, 2024

FOR VALUE RECEIVED, Sharing Services Global Corporation, a Nevada corporation having its office at 5200 Tennyson Parkway, Suite 400, Plano, Texas 75024 (“Borrower”) promises to pay to Alset, Inc., a Texas corporation having its office at 4800 Montgomery Lane Suite 210, Bethesda, MD 20814, or its designee(s) to whom this Note has been endorsed for payment (“Holder”), the principal sum of Two Hundred and Fifty Thousand United States Dollars (US$250,000.00) (“Principal Amount”) and all accrued interest may be paid by the “Optional Conversion”(as hereinafter defined) of such amount into shares of the Borrower’s common stock (“Common Stock”) at the Conversion Rate, provided all of the conditions precedent contained in Section 3 of this Note have been satisfied, together with interest in arrears, if any, on the unpaid principal balance from time to time outstanding from the date hereof until the entire Principal Amount due hereunder is paid in full at the rate(s) provided below. “US$” mean the lawful currency of the United States of America (U.S.).

1. Maturity.

1.1 Maturity Date. The aggregate outstanding Principal Amount, together with all accrued interest, if any, thereon, reduced by unamortized prepaid interest, if any, (cumulatively, “Outstanding Amount”), shall, at the discretion of the Holder, either be repaid in cash and/or convert into shares of Common Stock of the Borrower as provided in Section 3 below and shall be due and payable in full on the earliest to occur of (the earliest of such events being the “Maturity Date”): (i) immediately after six (6) months from the date of this Note (“Scheduled Maturity Date”); (ii) the acceleration of this Note upon the occurrence of an Event of Default (as defined below); or (iii) on the third (3rd) business day after the Holder has delivered to the Borrower a written demand for payment of this Note; or (iv) upon the Borrower’s successful listing on the National Association of Securities Dealers Automated Quotations (NASDAQ).

1.2 Redemption. The Borrower may, at its option, at any time during the term of this Note, redeem a portion or all amounts of outstanding Principal Amount, without incurring penalties, additional interest, or other fees or charges; provided that the Borrower shall send the Holder written notice (“Redemption Notice”) of such redemption stating the amount of the Principal Amount being redeemed (“Redemption Amount”) and, if such redemption of the Note is in full, the place or places whether the Note is to be tendered for payment. After a Redemption Notice is given, the Borrower shall deliver to the Holder the Redemption Amount within three (3) business days of such Redemption Notice, during which period of time the Holder shall not have the right to convert any p01tion of this Note. If the Borrower fails to deliver the Redemption Amount to the Holder within three (3) business days, then (i) all rights and remedies of the Holder under this Note, including conversion rights in accordance with Section 3 of this Note, shall continue as though no such Redemption Notice had been given, and (ii) the Borrower shall not have the right to redeem any portion of the Principal Amount for a period of thirty (30) calendar days following such failure to deliver the Redemption Amount.

2. Interest; Origination Fee.

2.1 Interest Rate. This Note shall bear ten percent (10%) interest per annum. Interest shall be paid quarterly, in cash or in Common Stock, at the Holder’s election, subject to Sections 3 of this Note, on or before the thirtieth (30th) day after the end of each quarter during the term of the Note. Interest shall be computed on the basis of a year (365 or 366 days, as the case may be) and the actual number of days elapsed.

2.2 Interest After Default. At the Holder’s option, and to the extent permitted by applicable law, the unpaid principal balance shall bear interest after an Event of Default and after the Maturity Date (whether by acceleration or otherwise) at the Default Interest Rate. The “Default Interest Rate” shall be, at the Holder’s option, (i) sixteen percent (16%) per annum, or (ii) such higher rate of interest as the Holder in its sole discretion may choose to charge; but never more than the Maximum Lawful Rate or at a rate that would cause the total interest contracted for, charged or received by the Holder to exceed the Maximum Lawful Amount. The term “Maximum Lawful Rate” means the maximum rate of interest and the term “Maximum Lawful Amount” means the maximum amount of interest that is permissible under applicable state or federal law for the type of loan evidenced by this Note.

2.3 Origination Fee. An origination fee of ten percent (10%) of the Principal Amount, which is equal to a sum of Twenty Five Thousand United States Dollars (US$25,000.00) (“Origination Fee”) shall be accrued and payable on the Maturity Date, in cash by the Borrower to the Holder and/or converted into shares of Common Stock of the Borrower as provided in Section 3 below, at the sole option of the Holder.

3. Conversion.

3.1. Optional Conversion. At any time during the term of this Note, except as otherwise provided herein, the Principal Amount less any unamortized prepaid interest, if any, and all accrued interest, if any, thereon (“Maximum Conversion Amount”) may, at the sole option of the Holder, be converted, in whole or in part, into fully paid and non-assessable whole shares of Common Stock (“Optional Conversion”) in accordance with Section 3.4 below.

3.2. Mechanics of Conversion. The Holder shall notify the Borrower in writing of its election to conve11 all or part of the Maximum Conversion Amount (“Conversion Amount”) in accordance with Section 3.1 (“Conversion Notice”). Such conversion shall only become effective after all of the following conditions have been satisfied:

a. The Borrower receives the Conversion Notice;

b. The Holder executes any and all documents required in connection with becoming a holder of Common Stock;

c. The Borrower issues and delivers to the Holder a certificate or certificates for the number of Common Stock, if any, to which the Holder shall be entitled as provided herein, within three (3) calendar days of receipt of the Conversion Notice (“Certificates”); and

d. The Holder provides the Borrower with written confirmation that the outstanding balance of the Principal Amount and accrued interest, if any, has been reduced by the Conversion Amount (“Reduction Certificate”). Upon the occurrence of the events set forth in Sections 3.2 (a), (b) and (c) above, and this Section 3.2(d), the Borrower shall deliver to the Holder a restated note (“Restated Note”) evidencing the remaining outstanding balance of the Principal Amount, if any, which the Restated Note shall in all other respects be identical with this Note, except that the Maximum Conversion Amount shall be reduced by the Conversion Amount.

3.3 Conversion Rate. The price for conversion of Principal Amount into shares of Common Stock shall be the average closing market price within last three (3) trading days of the Common Stock from the date of Conversion Notice (“Conversion Rate”).

3.4 Adjustment of Note Conversion Rate. In the event the Borrower shall in any manner, subsequent to the issuance of this Note, approve a reclassification involving a reverse stock split and subdivision of the Borrower’s issued and outstanding Common Stock, the Conversion Rate shall forthwith be adjusted by proportionally increasing the Note conversion price on the date such subdivision shall become effective. In the event the Borrower shall in any manner, subsequent to the issuance of this Note, approve a reclassification involving a forward stock split and subdivision of the Borrower’s issued and outstanding Common Stock, the Conversion Rate shall forthwith be adjusted by proportionally decreasing the Note conversion price on the date such subdivision shall become effective.

3.5 No Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of this Note. In lieu of the Borrower issuing any fractional shares to the Holder upon conversion of the Note, the Borrower shall pay to the Holder the amount of the fractional shares valued at the Conversion Rate.

4. Reservation of Authorized Shares.

4.1 Reservation. On the date of this Note, the Borrower shall have reserved all of its authorized unissued shares of Common Stock, including treasury shares of Common Stock (“Initial Reserve Amount”), solely for the purpose of effecting the conversion of this Note or other convertible securities issued to the Holder, if any. After the increase in the Borrower’s authorized but unissued shares of Common Stock (“Authorized Share Increase”), the Borrower shall at all times thereafter reserve out of its authorized but unissued shares of Common Stock, a number of shares of Common Stock equal to the Conversion Rate with respect to Maximum Conversion Amount of this Note, solely for the purpose of effecting the conversion of this Note (“Subsequent Reserve Amount”).

4.2 Insufficient Authorized Shares. If at any time after the Authorized Share Increase and while this Note remains outstanding the Borrower does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve the Subsequent Reserve Amount (an “Authorized Share Failure”), then the Borrower shall take all action necessary to effect an Authorized Share Increase.

5. Warranties and Representations by the Borrower. The Borrower represents to the Holder as follows:

5.1 Existence, Qualification and Power. The Borrower (i) is duly organized or formed, validly existing and, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization; and (ii) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to execute, deliver and perform its obligations under this Note.

5.2 Authorization: No Contravention. The execution, delivery and performance by the Borrower of this Note have been duly authorized by all necessary corporate or other organizational action, and do not and will not (i) contravene the terms of any of the Organization Documents of the Borrower; (ii) conflict with or result in any breach or contravention of any material contractual obligation to which the Borrower is a party or that is affecting the Borrower or the properties of the Borrower; or (iii) violate any Laws, where such violations would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

5.3 Governmental Authorization: Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by, or enforcement against, the Borrower of this Note other than (i) those that have already been obtained and are in full force and effect; and (ii) approvals, consents, exemptions, authorizations, actions and notices the absence of which would not reasonably be expected to result in a “Material Adverse Effect” (as defined below).

5.4 Binding Effect. This Note will have been duly executed and delivered by the Borrower. This Note shall constitute a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms. subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. The Principal Amount and interest accrued thereon are valid corporate debts of the Borrower.

5.5 Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened in writing, at law, in equity, in arbitration or before any Governmental Authority, by or against the Borrower or any of its subsidiaries that (i) either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect and that has not been publicly disclosed prior to the date of this Note; or (ii) purport to enjoin or restrain the execution or delivery of this Note, or any of the transactions contemplated hereby.

5.6 Investment Company Act. The Borrower is not and is not required to be registered as an “investment company” under the Investment Company Act of 1940.

5.7 Compliance with Laws. Each of the Borrower and its operating subsidiaries is in compliance in all material respects with the requirements of all Laws, except in such instances in which (i) such requirement of Laws is being contested in good faith by appropriate proceedings diligently conducted; or (ii) the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

5.8 Anti-Corruption. (i) Neither the Borrower nor any of its operating subsidiaries is in violation of the U.S. Foreign Corrupt Practices Act of 1977, or other similar anti-corruption legislation in other jurisdictions applicable to the Borrower or any operating subsidiary from time to time, the effect of which is or would reasonably be expected to be material to the Borrower and its operating subsidiaries taken as a whole; and (ii) the Borrower has instituted and maintained policies and procedures reasonably designed to promote and achieve compliance with such laws.

5.9 Sanctions. Neither the Borrower nor any of its operating subsidiaries, nor, to the knowledge of the Borrower, any director, officer or (other than with respect to this Clause 5.9(iii) below) employee thereof, is an individual or entity that is (i) currently the subject or target of any sanctions; (ii) included on the Office of Foreign Assets Control (OFAC)’s List of Specially Designated Nationals, or any similar list enforced by the U.S. federal government (including OFAC); or (iii) located, organized or resident in a Designated Jurisdiction.

5.10 Financial Statements. The Borrower’s financial statements, as set forth in its filings with the U.S. Securities and Exchange Commission (SEC), are complete and accurate as of the dates stated and as required and to the extent required by applicable U.S. accounting standards.

5.11 Use of Proceeds. The Principal Amount loaned under this Note shall be used for general working capital and payment of the Outstanding Amount under this Note.

6. Warranties and Representations by the Holder. The Holder represents to the Borrower as follows:

6.1 Existence. Qualification and Power. The Holder (i) is duly organized or formed, validly existing and, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization; and (ii) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to execute, deliver and perform its obligations under Note.

7. Usury. All agreements between the Borrower and the Holder are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness evidenced hereby or otherwise, shall the amount paid or agreed to be paid to the Holder for the use, forbearance, or detention of the indebtedness evidenced hereby exceed the maximum permissible amount under applicable law. If, from any circumstance whatsoever, fulfillment of any provision hereof at the time performance of such provision shall be due shall involve transcending the limit of validity prescribed by law, the obligation to be fulfilled sha]] automatically be reduced to the limit of such validity, and if from any circumstances the Holder should ever receive as interest an amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the principal balance evidenced hereby and not to the payment of interest, and, if the Principal Amount of this Note has been paid in full, shall be refunded to the Borrower.

8. Negative Covenants. So long as this Note shall remain in effect and until any Outstanding Amount (and liquidated damages, if any) and all fees and all other expenses or amounts payable under this Note have been paid in full, unless the Holders shall otherwise consent in w1iting, which consent shall not be unreasonably withheld or delayed, the Borrower shall not amend its charter documents, including, without limitation, its certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the Holder.

9. Replacement of Note. If this Note is mutilated, lost, stolen or destroyed, the Borrower shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Note, a new Note. but only upon receipt of evidence reasonably satisfactory to the Borrower of such loss, theft or destruction and customary and reasonable bond or indemnity, if requested.

10. Events of Default. The following constitute an event of default (“Event of Default”):

10.1. The Borrower fails to pay any amount of principal or interest under this Note when due and said failure continues for a period of thirty (30) days after the Borrower’s receipt of written notice from the Holder;

10.2 The Borrower fails or neglects to perform, keep or observe any of the covenants, conditions or agreements contained in this Note and such failure or neglect continues after Holder provided the Borrower with thirty (30) days written notice thereof;

10.3 Any warranty or representation now or hereafter made by the Borrower in connection with this Note is untrue or incorrect in any material respect, or any schedule, certificate, statement, report, financial data, notice, or writing furnished at any time pursuant to this Note by the Borrower to the Holder is untrue or incorrect in any material respect, on the date as of which the facts set forth therein are stated or certified and such failure or neglect continues after Holder provided the Borrower with thirty (30) days written notice thereof;

10.4 A proceeding under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute is filed against the Borrower which is not dismissed within sixty (60) days of its filing, or a proceeding under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute is filed by the Borrower or the Borrower makes an assignment for the benefit of creditors or the Borrower takes any corporate action to authorize any of the foregoing;

10.5 The Borrower voluntarily or involuntarily dissolves or is dissolved, terminates or is terminated; or

10.6 The Borrower becomes insolvent or fails generally to pay its debts as they become due, and said failure continues for a period of thirty (30) days after written notice of same from the Holder to the Borrower.

11. Remedies. Upon the occurrence of an Event of Default, or Change of Control (as defined below), at the option and upon the written declaration of the Holder (or automatically without such declaration if an Event of Default set fo1th in Section I 0.4 occurs), the entire Outstanding Amount shall, without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and Holder may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under this Note and exercise any and all other remedies granted to it at law, in equity or otherwise, including the demand for immediate transfer to the Holder of any ownership interests in the Borrower. For purposes of this Note, the term “Change of Control” shall mean the consummation of any bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction the result of which is that any “person” (as defined in Section l 3(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of a majority of total voting power of the voting stock of the Borrower. Change of Control specifically excludes any transactions involving the Holder and/or any entity or person affiliated with the Holder.

12. Certain Terms Defined. “Person(s)” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity. “Governmental Authority” means the government of the U.S. or any other nation, or of any political subdivision thereof, whether state or county or provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government. “Law(s)” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, auth01izations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law. “Organization Documents” means (i) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (ii) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); and (iii) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity. “Material Adverse Effect” means (i) a material adverse change in, or a material adverse effect upon, the financial condition of the Borrower and its operating subsidiaries, taken as a whole; (ii) a material impairment of the ability of the Borrower to perform its obligations under any loan agreement to which it is a party; or (iii) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower of any loan agreement to which it is a party.

13. Miscellaneous.

13.1 Notices. All notices to any party required or permitted hereunder shall be in writing and shall be sent to the physical address or email address set forth for such party as follows:

i.	If to the Holder:

Alset, Inc.
4800 Montgomery Lane Suite 210, Bethesda, MD 20814
	Attention:	Ronald Wei
	Email:	ronald@alsetinternational.com

ii.	If to the Borrower:

Sharing Services Global Corporation
5200 Tennyson Parkway, Suite 400, Plano, Texas 75024
	Attention:	John “JT” Thatch
	Email:	jt@shrginc.com

Any such notice shall be deemed effectively given (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic transmission or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a recognized national overnight courier, specifying next day delivery, or two (2) days after deposit with a recognized international overnight courier, specifying two (2) days delivery, in each case with written verification of receipt.

13.2 Waiver. No failure to exercise, and no delay in exercising, on the part of the Holder, any right, power, or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

13.3 Amendments. Any term, covenant, or condition of this Note may be amended or waived only by written consent of the Borrower and the Holder in writing.

13.4 Expenses. Any reasonable expense incurred by the Holder (including, without limitation, reasonable attorneys’ fees and disbursements) in connection with the exercise of any right or remedy upon the occurrence of an Event of Default, including, without limitation, the costs of collection and reasonable attorneys’ fees and expenses, shall be paid by the Borrower within thirty (30) days of receiving written notice thereof from the Holder. Any such expense incurred by the Holder and not timely paid by the Borrower shall be added to the other obligations hereunder and shall earn interest at the same rate per annum as the principal hereunder.

13.5 Governing Law and Exclusive Jurisdiction. This Note shall be governed by and construed according to the laws of the State of Texas without regard to the conflict of law provisions thereof. Any dispute arising under or in relation to this Note shall be resolved exclusively in the U.S. District Court for the District of Texas and states courts of the State of Texas including appellate courts thereto, (collectively, the “Texas Courts”) and each of the parties hereby submits irrevocably to the exclusive jurisdiction of the Texas Courts and agrees that these courts are a convenient forum. Each party waives any claim of forum non conveniens in respect of the Texas Courts.

13.6 Transfer: Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. This Note and the right privileges and obligations of the Holder hereunder, shall not be assigned, sold or transferred by Holder, in part or in full without the prior written consent of the Borrower, provided that the Holder may assign or transfer any of its rights, privileges, or obligations set forth in, arising under, or created by this Note to any entity controlled by, controlling or under common control with the Holder. The Borrower may not assign this Note without prior written consent of the Holder, provided that the Borrower may assign this Note to any successor of all or substantially all of its assets or business, or any entity surviving the merger, combination or consolidation with the Borrower. Notwithstanding the above, under no circumstances shall the Optional Conversion or the rights, privileges and obligations of the Holder pursuant thereto be separately assigned by the Holder.

13.7 Entire Agreement. This Note constitutes the full and entire agreement of the Borrower and the Holder with respect to the subject matter hereof.

13.8 Confidentiality. In addition to separate confidentiality agreement, if any, the Holder will at all times keep confidential and not divulge, use or make accessible to anyone the terms and conditions of this Note and the transactions described herein, and any non-public material information concerning or relating to the business or financial affairs of the Borrower to which such party has been or will become privy relating to this Note, except to its employees and advisors in such capacity, as required to perform its obligations hereunder, if required by law or rules of a stock exchange on which its or its parent’s securities are listed, or with the prior written consent of the Borrower.

13.9 WAIYER OF JURY TRIAL.

THE BORROWER AND THE HOLDER EACH HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH REGARDS TO ANY “DISPUTE” AND ANY ACTION ON SUCH “DISPUTE”. THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY THE BORROWER AND THE HOLDER, AND THE BORROWER AND THE HOLDER HEREBY REPRESENT THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY PERSON OR ENTITY TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES ENTERING INTO THIS NOTE. THE BORROWER AND THE HOLDER ARE EACH HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION HEREOF IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIYER OF JURY TRIAL. THE BORROWER FURTHER REPRESENTS AND WARRANTS THAT (1) IT HAS BEEN REPRESENTED IN THE SIGNING OF THIS NOTE AND IN THE MAKING OF THIS WAIYER BY INDEPENDENT LEGAL COUNSEL, OR (2) HAS HAD THE OPPORTUNITY TO BE REPRESENTED BY INDEPENDENT LEGAL COUNSEL SELECTED OF ITS OWN FREE WILL, AND (3) EACH HAVE HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

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IN WITNESS WHEREOF, the patties have caused this Note to be executed by its duly authorized representatives as of the day and year first above written.

Sharing Services Global Corporation

By:	/s/ John “JT” Thatch
Name:	John “JT” Thatch
Title:	Chief Executive Officer

Alset, Inc.

By:	/s/ Ronald Wei
Name:	Ronald Wei
Title:	Chief Financial Officer

[Signature Page to Convertible Promissory Note]